Digital Recorders, Inc. 5949 Sherry Lane, Suite 1050 Dallas, Texas 75225

June 20, 2005

VIA EDGAR TRANSMISSION

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Digital Recorders, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed April 1, 2005.
Form 10-Q for the quarter ended March 31, 2005. File No. 33-82870-A

Dear Mr. Spirgel:

               This letter is in response to your correspondence of May 24, 2005, delivered via U.S. Mail and facsimile, to David N. Pilotte, Chief Financial Officer of Digital Recorders, Inc. (the “Company”). Set forth below are the supplemental responses of the Company, regarding both the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Annual Report”), that was filed on April 1, 2005, with the Securities and Exchange Commission (the “Commission”), and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “Quarterly Report”) that was filed with the Commission on May 17, 2005.

Annual Report filed on Form 10-K for the year ended December 31, 2004

Comment One: Note 4 — Inventories, page 55

               As Inventory represents a significant portion of your current and total assets (43% and 24% respectively), disclose the facts and circumstances surrounding the $1.7 million charge you took to inventory obsolescence in 2004. Though you briefly mention the charge in MD&A, further discussion would be helpful to the reader considering that the company has erratic sales cycles, long revenue recognition periods, and low inventory turnover.

               From your disclosure of operational cash flow, the mention of the non-cash charge of $1.4 million (less than the amount charged against gross profit — $1.7 million) indicates that you maintain an inventory obsolescence account; therefore, a discussion of the inventory allowance would be beneficial.

Response to Comment One:

               The $1.7 million mentioned in MD&A on page 19 for our Transportation Communications segment should have been reported as $1.4 million. We appreciate the staff calling this inadvertent error to our attention, and we will describe the correction in future filings. We do not maintain an inventory allowance. Instead, inventory determined to have incurred a diminution of value is permanently written-down to its estimated net realizable value in accordance with Generally Accepted Accounting Principles (GAAP).

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
June 14, 2005

               While we appreciate the staff’s comments in general and acknowledge that our sale cycles are generally lengthy, describing the Company’s sales cycles as “erratic” is, we respectively believe, a mischaracterization of the situation. The Company has, except for a slight downturn in 2003 attributed to a customer requested delay in a specific project, enjoyed an eleven-year run of increasing revenues. There are few small sales in our business and customer requested delays, common in our industry, makes our business difficult to predict quarter-to-quarter and year-to-year. This situation is discussed in detail in the section entitled “Seasonality and Fluctuation in Results” in Part I, Item 1. “Business” of the Annual Report. Due to the difficulty in predicting results, the Company does not provide public guidance on either near-term expected revenues or expected results.

               A significant portion of funding for capital purchases in our industry is provided by the U.S. federal government (see discussion of the Transportation Equity Act for the 21st Century (TEA-21) in the section entitled “Industry and Market Overview” in Part I, Item 1. “Business” of the Company’s Annual Report. As such, the Company is required by federal procurement statutes to maintain replacement parts for our products for the life of the transportation vehicle, generally ranging from 12 to 15 years. Until the 2001-2002 timeframe, standard technology within our electronic signs business (95% of our consolidated revenues) relied upon an electro-mechanical product known as “Flip-Dot/LED” whereby a small electrical charge would cause a small plastic circular shaped dot to physically flip over showing a brightly colored light reflecting side rather than a black matt finished side. The Flip-Dot was supplemented by a high intensity LED (light emitting diode). The electro-mechanical Flip-Dot component was subject to a less than predictable failure rate. As such, participants in our industry maintained a comparatively large inventory of replacement parts and those parts did not diminish in value except over unusually long periods (8-10 years). In fact, there were instances wherein the parts could be sold at prices higher than their historical levels as the end products approached the end of their life cycles and replacement parts became harder to obtain. Maintaining a larger inventory of replacement parts than might be seen in other industries causes comparatively low inventory turnover rates within our industry.

               Beginning in 2002, the standard technology within our signs business changed from Flip-Dot/LED to single pixel LED. It was hoped the pure LED product would prove to be a highly stable, highly reliable semiconductor product with great visibility and great durability. However, being a new and unproven technology within our industry and mounted on the front of a city bus exposed to changing weather conditions, extreme light conditions, and harsh vibration, replacement parts for the Flip-Dot/LED product continued to be maintained at high levels until the replacement technology was determined to be reliable and durable.

               During 2004, following two years of experience with the replacement technology and experiencing extremely low failure rates as compared to the Flip-Dot/LED product, a determination was made that maintaining such a large inventory of replacement parts of the Flip-Dot/LED product was no longer necessary, and that a diminution of value for the replacement parts in inventory had occurred. As such, the inventory was permanently written-down to its estimated net realizable value in accordance with GAAP. Of the $1.4 million write-down, $1.3 million was within our electronic signs business with the remainder being other miscellaneous write-downs.

               Information reflected in the above discussion is fully disclosed in the Company’s Annual Report, albeit in pieces in various sections including Item 1 sections entitled “Products and Product Design,” and “Research and Development,” and in the Management’s Discussion and Analysis sections entitled “Comparison of Results...,” and “Critical Accounting Policies and Estimates.” In future filings we will correct the reference to $1.7 million on page 19, and we will pull together in a single section the above information so as to ease the readers’ understanding.

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
June 14, 2005

Comment Two: Note 12 — Income Taxes, pages 64-67

               Tell us why the amount of Income Tax Expense attributable to Changes in Valuation Allowance ($1.7 million), detailed on page 65, does not tie to the year over year change broken out on page 66 ($2.2 million). On the latter page, you break out the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that give rise to the deferred income taxes. There you show that the valuation allowance netting against the deferred tax assets increased from $1.5 million to $3.7 million, a difference of $2.2 million. Please explain this discrepancy from the amount included as a component of Income Tax Expense on page 65.

Response to Comment Two:

               Included in the details of the $2.2 million change in the valuation allowance on page 66 is a line entitled “Federal Tax Credits.” The 2004 deferred tax asset arising from Federal Tax Credits is $379,000 compared to $88,000 in 2003. The $291,000 increase was the result of amending prior year tax returns that generated $291,000 in tax credits for research and development. Both the income tax benefit and a corresponding valuation allowance expense were recognized in the current year, netting to zero. The benefit and expense were netted for presentation of the current year income tax expense reconciliation on page 65 as they relate solely to prior years.

               Also included in the valuation allowance on page 66 was expense of $199,000 related to foreign deferred tax assets. Such amount was shown separately from “Changes in Valuation Allowance” on page 65 and was entitled “Foreign subsidiary losses.”

               Following is a reconciliation of the $2.2 million change in the valuation allowance:

(amounts rounded from above)
Allowance for federal tax credits	$0.3
Allowance for foreign subsidiary losses	0.2
Allowance for valuation as reported on page 65	1.7

Total change in valuation allowance	$2.2

               We expect the above fully explains the disclosure and presentation made in the Form 10-K for the fiscal year ended December 31, 2004. However, so as to further ease the readers’ understanding, we will include the above reconciliation in future filings.

Comment Three: Note 16 Segment Information, page 69

               Disclose the items you had allocated to “Parent entities.” Tell us the reasons for the significant operating loss attributable to parent entities

Response to Comment Three:

               The Company’s Parent entities segment is comprised of non-operating holding companies located in the U.S. and Sweden. This segment generates no revenue. The losses incurred reflect non-allocated corporate overhead including corporate executive salaries and benefits, public company administrative expenses, legal expenses, audit fees, investor relations costs, printing costs, expenses related to the several

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
June 14, 2005

emerging compliance requirements, financing fees, bank fees, the cost of centralized finance and administrative functions, business development costs, Directors and Officers insurance, corporate level advertising, and similar non-allocated expenses, all as described in the second paragraph of footnote 16 “Segment Information,” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K.

               In future filings we will clarify in the footnote noted above that the reference to “corporate overhead” is synonymous to the segment “Parent Entities.”

General:

               The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

               We hope that the information provided in this letter is responsive to your comments. Please call if you would like to discuss any matter further.

Sincerely,

David N. Pilotte
Vice President and Chief Financial Officer